Mail Stop 4561

May 17, 2006

John S. Baumann, Esq.
Public Storage, Inc.
701 Western Avenue
Glendale, California 91201-2349

Re: **Public Storage, Inc.**
 Registration Statement on Form S-4
 Filed April 20, 2006
 File No. 333-133438

 Public Storage, Inc.
 Annual Report on Form 10-K
 Filed February 16, 2006
 File No. 1-08389

Dear Mr. Baumann:

 We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies. Please provide us with copies of these materials and indicate the date they were first used. Please provide us with a form of the proxy card.

2.   Please provide us with copies of the "board books" or similar documentation provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by financial advisors. Refer to Item 4(b) of Form S-4.

3.   We note that you filed two copies of the transcript of the March 7, 2006 conference call discussing the proposed transaction. Please explain to us the differences, if any, in these transcripts and tell us why two copies were filed with the Commission.

4.   Please disclose in the summary and "The Merger" section of the prospectus whether the executive officers of Public Storage will change as a result of the merger and whether any Shurgard executive officers will remain employed by the combined company.

5.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Cover

6.   Please revise the cover page and page 2 to disclose that the value of the consideration to be received by the Shurgard shareholders is dependent on the market price of Public Storage at the time of the merger as the exchange ratio is fixed.

7.   Please state on the cover and page 1 the votes required to approve the transaction.

8.   Please disclose the number of common shares you are offering pursuant to this prospectus. Refer to Item 501(b)(2) of Regulation S-K.

Questions and Answers about the Shareholders' Meetings and the Merger, page 1

Why are Public Storage and Shurgard proposing the merger? − page 1

9.   We note your statements that both Public Storage and Shurgard believe that the merger will provide strategic and financial benefits and that Shurgard is proposing the merger to offer Shurgard shareholders the opportunity to participate in the growth and opportunities of the combined company. Please expand your disclosure to briefly describe the "strategic and financial benefits" and the "growth and opportunities of the combined company."

What are the material U.S. federal income tax consequences of the merger to shareholders? − page 3

10.   We note that you expect that the receipt of the merger consideration by Shurgard common shareholders in exchange for their Shurgard common stock in the merger will be a taxable transaction for federal income tax purposes. Please expand your disclosure to clarify that Shurgard shareholders will receive only stock consideration and will not receive any cash consideration with which to pay any tax.

Summary, page 8

11.   Please include in the summary a description of the material transaction fees that have been and will be incurred in connection with this transaction. Please clarify which fees are contingent on approval and consummation of the merger.

Reasons for the Merger and Recommendations to Shareholders, page 8

12.   Throughout the Q&A, summary section and risk factors you rely substantially on cross references. For example, in this sub-section, notwithstanding the header, you do not disclose the reasons for the merger, but instead rely on a cross-reference. Please limit your reliance on cross-references and instead summarize the relevant information.

13.   Please balance your disclosure of the reasons for the merger with a description of the risks considered by the respective boards in recommending the merger.

Interests of Shurgard Directors and Executive Officers in Merger, page 11

14.   We note that certain executive officers and directors of Shurgard have certain interests in the merger that may be different from, or in addition to, the interests of Shurgard's shareholders generally and that these interests include rights of Shurgard's executive officers under business combination agreements with Shurgard, rights under Shurgard's equity compensation plans and rights to continued indemnification and insurance coverage by Public Storage after the merger. Please expand your disclosure to identify these certain executive officers and directors of Shurgard and briefly describe and quantify the rights of these individuals under the business combination agreements and equity compensation plans. In addition, if there are other interests other than those mentioned, please disclose them.

Conditions to Completion of the Merger, page 14

15.   We note that the completion of the merger depends on the satisfaction or waiver of a number of conditions. Please clarify on pages 14, 118 and 119 which conditions to the merger are permitted by law to be waived.

Risk Factors, page 23

16.   We note your statement in the introductory paragraph that, in addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should carefully consider the following risk factors. Please revise your disclosure to clarify that the material risks of this offering are identified in the risk factors included in the prospectus or incorporated by reference.

17.   Please revise your risk factor headings to clearly identify the risk.

18.   Please avoid using phrases such as "material adverse effect," "adverse effect," or "adversely affect" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

19.   Please expand your disclosure to include a risk factor that discusses the dilution, if any, caused by the issuance of the new shares in the merger.

20.   We note that a portion of the fees to be paid to the financial advisors are contingent on the completion of the merger. Please include a risk factor that addresses this conflict of interest.

The market price of the Public Storage shares after the merger…, page 24

21.   Please expand your disclosure to describe the attendant risk.

The merger is subject to certain closing conditions…, page 24

22.   We note Public Storage and Shurgard will be obligated to pay certain investment banking, financing and legal and accounting fees and related expenses in connection with the merger, whether or not the merger is completed. Please expand your disclosure to quantify these fees and expenses.

The unaudited pro forma financial data included in this joint proxy statement…, page 25

23.   Please expand your disclosure to briefly describe the mechanism for any adjustment, if any, to the purchase price provided in the merger.

Some of Shurgard's facilities will be subject to property tax reappraisal, page 26

24.   We note that some of Shurgard's facilities will be subject to property tax reappraisal. If possible, please quantify the percentage of Shurgard's properties that these facilities represent and the estimated costs associated with such reappraisal.

The Hughes family could significantly influence Public Storage…, page 26

25.   We note that the Hughes family is expected to own approximately 27% of Public Storage's outstanding shares of common stock immediately following the merger and will be permitted to acquire additional Public Storage common stock to maintain its pre-merger ownership percentage. Please expand your disclosure to quantify its pre-merger ownership percentage.

The European operations of Shurgard have not been profitable…, page 27

26.   We note that Shurgard has more non-stabilized properties and more construction activity than Public Storage. Please expand your disclosure on pages 27 and 53 to describe what you mean by "non-stabilized properties."

Special Note Regarding Forward-Looking Statements, page 28

27.   We note your statement on page 28 that the reader should understand that the risks, uncertainties, factors and assumptions listed and discussed in this joint proxy statement/prospectus, including those set forth under the heading "Risk Factors"; the risks discussed in Shurgard's Annual Report and Form 10-K for the fiscal year ended December 31, 2005, in Item 7A "Qualitative and Quantitative Disclosures about Market Risk"; the risks discussed in Public Storage's Annual Report and Form 10-K for the fiscal year ended December 31, 2005, in Item 7A "Qualitative and Quantitative Disclosures about Market Risk"; and the following important factors and assumptions, could affect the future results Public Storage following the merger. Please advise us why you refer to Shurgard's Annual Report on Form 10-K when it is not incorporated by reference.

The Shurgard Special Meeting, page 29

Voting of Proxies, page 30

28.   Please provide us with screen shots for each of the screens a stockholder could view during the online voting process. Alternatively, please provide a password so that we can view the voting website. Please provide similar information with respect to Public Storage, if applicable.

Revocability of Proxies, page 31

29.   Please revise the disclosure on pages 31 and 33 to clarify whether stockholders can revoke or change their votes online or by telephone. If so, briefly describe the procedures for doing so.

The Public Storage Annual Meeting, page 32

Voting by Public Storage's Directors and Executive Officers, page 35

30.   Please briefly describe the voting agreement with the Hughes family.

The Merger, page 37

Background of the Merger and Prior Contacts, page 37

31.   We note that Messrs. Havner and Barbo met in Seattle on January 27, 2004, together with in-house counsel for both companies and that Mr. Barbo stated that the timing was currently inopportune for Shurgard. We further note that Mr. Havner called Mr. Barbo in June 2005 to suggest another meeting. Please tell us whether there was any contact between representatives of the companies during the interceding year. We note your disclosure in the sixth paragraph on page 37 that Public Storage visited Shurgard's properties during that time.

32.   We note your disclosure on page 38 that Shurgard engaged Willkie, Farr & Gallagher LLP and Perkins Coie LLP to provide legal advice and that Citigroup Global Markets Inc. and Banc of America Securities LLC were retained as Shurgard's financial advisors in July 2005. Please expand your disclosure to state when Willkie, Farr & Gallagher LLP and Perkins Coie LLP were hired by Shurgard. In addition, please state when Public Storage hired its legal counsel in connection with the merger transaction.

33.   We note your disclosure on page 41 that, on July 22, 2005, the Shurgard board of directors met with Shurgard's legal and financial advisors and representatives of Shurgard's senior management team. We further note your disclosure later in the paragraph that the full Shurgard board then reconvened with certain of its advisors and certain members of management. Please revise here and throughout the prospectus to specifically identify the board members that were present at meetings.

34.   We note that on July 22, 2005, after further discussion, the Shurgard board, by the unanimous vote of all the directors, determined to reject Public Storage's acquisition proposal and decided that further discussions with Public Storage regarding an acquisition proposal would not be productive at that time. Please expand your disclosure to describe the factors that the board considered in determining that an acquisition proposal would not be productive.

35.   We note that, on January 17, 2006, Shurgard's independent directors met separately with Shurgard's legal counsel to discuss certain technical amendments to business combination agreements and certain proposed amendments to Shurgard's long-term incentive plans, and that, after a thorough discussion, the board approved these amendments. Please expand your disclosure to briefly describe these amendments and, clarify, if true, that these amendments provide additional compensation to senior

management in connection with the proposed merger transaction and quantify any additional compensation.

36.   We note that, on January 30, 2006, the acquisition group of which Messrs. Barbo and Grant were a part submitted a revised non-binding preliminary bid. Please expand your disclosure to describe the revisions to this bid.

37.   It appears from the disclosure on pages 45 and 46 that six non-binding preliminary bids were received by Shurgard, including one bid from Public Storage and one bid from the acquisition group of which Messrs. Barbo and Grant were a part. Please expand to briefly describe the third party bids and how they differed from that of Public Storage.

Public Storage's Reasons for the Merger and Recommendation of Public Storage's Board of Directors, page 51

38.   Please revise the second bullet point on page 52 to quantify the expected reduction in expenses in the United States. If the board did not quantify this amount, please include a statement to that effect. Please also clarify when the board expects the company to benefit from the reduced expenses.

39.   Where possible, please quantify the anticipated negative impact on your company. Please provide similar confirmation or disclosure with respect to the drawbacks and risks considered by Shurgard's board.

Opinion of Public Storage's Financial Advisor, page 53

40.   We note the disclosure on page 52 that, in connection with the rendering of the opinion and performing its related financial analyses, Goldman Sachs reviewed certain other communications from Public Storage and Shurgard to their respective shareholders. Please identify these communications.

41.   Please expand your disclosure to quantify the compensation paid by you and your affiliates to Goldman Sachs in the last two years. Refer to Item 1015(b) of Regulation M-A. Please provide similar disclosure with respect to Shurgard's financial advisors, Citigroup Global Markets Inc. and Banc of America Securities LLC.

Shurgard's Reasons for the Merger and Recommendation of Shurgard's Board of Directors, page 60

42.   We note that the Shurgard board of directors considered that the all-stock merger consideration will permit Shurgard's shareholders to retain an equity interest in the combined enterprise. We further note your disclosure on page 47 that indicates that Shurgard's legal advisors sent Public Storage's legal advisors two copies of a draft merger agreement, one assuming all stock consideration and one assuming mixed

consideration of cash and stock. Please expand your disclosure to clarify whether Shurgard's board had considered a transaction involving cash and stock and why, if true, it was not determined to be favorable to Shurgard's shareholders.

43. Please quantify the termination fees referenced in the third bullet point on page 61.

44. Please quantify the fees and expenses that Shurgard would still be obligated to pay to its advisors regardless of whether the merger was consummated.

Opinions of Shurgard's Financial Advisors, page 64

45. We note that portions of Citibank's and Banc of America Securities' fees were payable upon their engagement. Please expand your disclosure to quantify the amount of the fees that are payable to each party upon completion of the merger.

Shurgard Analyses, page 69

46. We note that Citigroup and Banc of America Securities reviewed the purchase price multiples paid in certain selected transactions. Please expand your disclosure to clarify whether the selected transactions involved all-stock consideration or a combination of cash and stock. In addition, please provide the purchase price multiples paid in the selected transactions.

Certain Information, page 72

47. We note that you have included projected FFO for the three years ended December 31, 2008. This presentation should be balanced and should consist of more information than merely estimates of FFO. For example, you should also include estimates of revenue, net income (loss) and earnings (loss) per share, as appropriate. See Item 10 of Regulation S-K. In addition, since you are presenting FFO is a non-GAAP financial measure of operating performance, please reconcile this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e) of Regulation S-K.

Interests of Shurgard Directors and Executive Officers in the Merger, page 75

48. We note the disclosure that certain executive officers and directors of Shurgard have certain interests in the merger that may be different from, or in addition to, the interests of the Shurgard shareholders. Please expand your disclosure to identify these executive officers and directors and clarify the percentage of options held by executive officers and quantify the amount of compensation or fees that executive officers and directors will receive as a result of the transaction. In particular, we note a press article that appeared in the Los Angeles Business Journal on March 13, 2006 that indicates that Mr. Grant will "walk away with $130 million once the deal is approved." Please include any payments

that executive officers will receive in connection with the business combination agreements.

49.   Please disclose the definition of "good reason" in the business combination agreements.

Material United States Federal Income Tax Consequences of the Merger, page 79

50.   Please confirm that the Hogan & Hartson tax opinion to be filed as Exhibit 8.1 will address the combined company's qualification as a REIT.

Dissenters' Rights of Shurgard Shareholders, page 106

51.   We note the statement on page 106 that the following is a brief summary of the rights of holders of Shurgard common stock under Chapter 23B.13 of the WBCA and that the summary is not exhaustive. Please revise to clarify that the summary contains all the material rights of holders of Shurgard common stock under this chapter of the WBCA.

Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Pro Forma Merger Adjustments, page 198

52.   You disclose that direct cost related to the merger, including the costs of issuing the Public Storage common stock, are included in the purchase price of the net assets to be acquired. Please tell us the amount of the costs you will incur to register and issue your common stock included in the $58.0 million and why such costs have not been included as a reduction of the fair value of the securities as required by paragraph 24 of SFAS 141.

53.   We note that you have included $32 million of estimated severance payments and retention bonuses in the direct costs of the merger that are included as part of the purchase price. Please tell us if these costs relate to employees of Public Storage Inc. or Shurgard Storage Centers. Furthermore, please tell us the accounting guidance that you have relied upon to determine the appropriateness of the inclusion of these estimated costs in your purchase price.

54.   You disclose on page 75 that upon consummation of the merger all of the outstanding stock options granted under Shurgard's stock plans will become fully vested and will be converted into options to acquire the number of shares of Public Storage common stock multiplied by 0.82. You also disclose on page 16 that you have included the fair value of Shurgard options in the purchase price of the acquisition. However your purchase price disclosed on page 199 appears to include only the intrinsic value. As such, please revise to include the fair value of the new awards as part of the purchase price or further explain why this method is appropriate.

55.   Please additionally tell us if the fair value of the Shurgard options and restricted stock that will be surrendered is equal to the fair value of the Public Storage stock options and restricted stock that will be issued. If the fair value of the Public Storage options and restricted stock that will be issued is greater than the fair value of the options and restricted stock that will be surrendered, please tell us what consideration you gave to recording the excess as compensation cost.

Note 2. Pro Forma Purchase Price Adjustments, page 200

56.   You have included the aggregate exercise price of the Public Storage options to be issued upon the consummation of the merger as an addition to cash. In this regard, it appears that you have assumed that all option holders will choose to exercise their options. Please tell us your factual basis for including this assumption in your pro forma adjustment.

Notes to Pro Forma Condensed Consolidated Statement of Income

Note 2. Pro Forma Merger Adjustments, page 204

57.   On page 33 of your 10-QSB for the quarter ended March 31, 2006, you disclose that you and your consolidated subsidiary issued 24,700,000 depositary shares of cumulative preferred stock in May of 2006 for $617.5 million, in the aggregate, and that you intend to use the proceeds to fund the cash requirements with respect to the merger with Shurgard. Please tell us what consideration you gave to including the proceeds from these issuances and related dividend effects in your adjustments for your sources of funds on page 204.

58.   We note your adjustment to reduce general and administrative expenses for redundant expenses that you expect to eliminate as a result of the merger, such as personnel cost, audit fees and other costs of being a separate public company. Please tell us what consideration you gave to the requirements in paragraph (b)(6) of Article 11-02 of Regulation S-X when you determined that it was appropriate to include this adjustment in your pro forma income statement. Specifically, please address how this adjustment is factually supportable in light of the fact that the timing and effects of the actions you expect to take to eliminate these costs are uncertain.

59.   We note your adjustment to eliminate the historical impairment and abandoned project expense reflected in Shurgard's historical financial statements. Pro forma adjustments to eliminate impairment costs associated with asset valuation which arose during the year are generally not appropriate. As such, please revise to exclude this adjustment or further explain why you feel this adjustment is appropriate.

Index to Consolidated Financial Statements of Shurgard

Report of Independent Registered Accounting Firm, page F-3

60.   We note that the audit report is not signed. Please confirm to us that you obtained a
        manually signed report from your independent registered public accounting firm,
        PricewaterhouseCoopers, LLP, in accordance with Rule 302 of Regulation S-T. If a
        manually signed report was properly obtained, please revise the report to include the
        signature of the auditor as required by Article 2-02 of Regulation S-X.

Goldman Sachs Letter dated March 6, 2006, page D-1

61.   We note the language in the second paragraph that the foregoing opinion letter is
        provided for the information and assistance of the board of directors of the company in
        connection with its consideration of the transaction contemplated therein and is not be
        used, circulated or quoted or otherwise referred to for any other purpose, nor it is to be
        filed with, included in whole or in part in any registration statement, proxy statement or
        any other document, except in accordance with our prior written consent. Please note
        that any language that disclaims reliance by shareholders is not appropriate. Please
        advise or revise.

Part II. Information Not Required in Prospectus

Item 21. Exhibits

62.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the
        contents of all omitted schedules or similar supplements. In addition, please file an
        agreement to furnish the staff with a copy of any omitted schedule upon request. The
        agreement to furnish the staff with copies of omitted schedules may be included in the
        exhibit index to the registration statement.

63.   Please file all required exhibits as promptly as possible. If you are not in a position to
        file your legal and tax opinions with the next amendment, please provide a draft copy for
        us to review.

Item 22. Undertakings

64.   Please include the undertakings as required by Item 512(a) of Regulation S-K.

Form 10-K for the year ended December 31, 2005 – Public Storage Inc.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

65.   Please expand your disclosure in future filings to include a tabular disclosure of contractual obligations, required by Item 303(a)(5) of Regulation S-K. Refer also to SEC Release 33-8182.

Results of Operations

Real Estate Operations, page 34

66.   We note that you use the non-GAAP performance measures net operating income and net operating income before depreciation throughout your discussion of your results of operations. Please expand to include the disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please also tell us how you currently meet, or in future filings be able to meet, the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K since net operating income on the basis presented is not reconcilable to a GAAP measure. Please show us how you will revise your disclosure in response to this comment.

Self-Storage Operations – Expansion Facilities, page 44

67.   We note that, as a result of the hurricanes in 2005, all of your facilities in New Orleans suffered damage and three of them still remained closed as of December 31, 2005. Furthermore, you disclose that the five properties that are operating are not operating at full capacity and that two of the three that remain closed will not be able to reopen at all without substantial restoration and repair work. It appears that several factors exist pertaining to these properties that would indicate potential impairment pursuant to SFAS 144. Please tell us when you tested these assets for recoverability, the amount of impairment recognized in your financial statements and the properties associated with this impairment charge. Please also tell us which of these properties were included in the casualty loss disclosed on page F-10.

Reports of Independent Registered Public Accounting Firm, pages 95 and F-1

68.   We note that the audit report and the report on management's assessment of the effectiveness of internal control over financial reporting are not signed. Please confirm to us that you obtained manually signed reports from your independent registered public accounting firm, Ernst & Young, LLP, at the time of this filing, in accordance with Rule 302 of Regulation S-T.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica Barberich at 202-551-3782 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Adam O. Emmerich, Esq. (*via facsimile*)
Wachtell, Lipton, Rosen & Katz